Filed by ITHAX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mondee Holdings II, Inc.

Commission File No. 001-39943

On Friday, June 10, 2022, SPAC Alpha posted an interview with Prasad Gundumogula, founder and Chief Executive Officer of Mondee Holdings II, Inc. (“Mondee”), and Orestes Fintiklis, Chief Executive Officer of ITHAX Acquisition Corp. (“ITHAX”). The transcript of the interview is set forth below, and the interview itself can be found at the following link: https://www.spacalpha.com/n/mondee-ithax-acquisition-nasdaq-ithx-interview-d242v.

SPAC ALPHA INTERVIEW – DAN DOMBROSKI

Dan Dombroski, SPAC Alpha: 00:00

Welcome to the SPAC Alpha web series. My name is Dan Dombroski and today I'm speaking with the CEO of Mondee, Prasad Gundumogula. As well as ITHAX Acquisition CEO, Orestes Fintiklis. ITHAX is taking Mondee public at a deal valued at $842 million. And the company sells excess inventory and a leisure and corporate travel space to closed groups through multiple platforms. We discuss the evolution of the travel industry, spanning multiple decades and how an archaic model led to the creation of Mondee. They walked me through how the markets changed over the past 11 years since the company was founded. And this leads into how their brands are currently positioned in both domestic and international travel and what they'll be looking for in M&A and product segments going forward. Please enjoy my conversation with Prasad and Orestes. Now before we dive into the origins of Mondee can we actually take a look at the travel industry in the two to three decades leading up to the founding of the company?

Prasad Gundumogula, CEO of Mondee: 00:52

I have to go not 20 to 30 years, 30 to 40 years. So, there are a lot of evolution in the travel industry. Okay. And these changes happen by specific events. So, if I talk about the first evolution, there is a regulated you know, they used to have an industry used to operate in a regulated environment. The airlines, the hotels, they have to sell it at a regulated price. So, when the deregulation happened, the first evolution happened and it opened up the industry, so that's the first evolution. Then the second evolution is because that industry is open that demand has increased substantially, they increased the capacity in order to maintain their capacity, they have to create this wholesaler, a private channel from the public channels. That's the evolution that happened. Then the technology coming this way, change in the technology companies like Sabre, [inaudible] and PowerPort, they bring in the technology to the travel agency world that got the next evolution in place 30 or 40 years back. Then the internet brought another revolution. So, it brought all these new online travel companies and the web presence and also brought into that. So, our companies, the companies that we acquired and has this 30 or 40 years of experience, they are the ones who are created as a considered for the beginning. From that point until now, they have seen all the different evolutions. And also, I came from the technology background we have seen so much from and how the technology evolved, disarm the problems in various industries. So, having the experience in both travel and technology side of it, we are able to see where the you know the new revolution is happening now, in the gig economy world and the lacking of some of the platform today in the market. And that's what we are solving here. So, this is the history.

Orestes Fintiklis, CEO of ITHAX Acquisition Corp.: 03:10

And may I add a point there, you mentioned that Mondee is an 11 year-old company. What I would say is that is more a 40 year-old company because Mondee started in 2011 by acquiring seven other companies that were around for another 40 years. So, the experience that the people at Mondee have is not just in the last 11 years more in the in the last 40 years. And it goes with the entire evolution of the travel industry.

Dan Dombroski, SPAC Alpha: 03:33

And I guess to that point, let's set the stage a little bit better. What was the state of the travel industry in 2011? And then if you can dive into beyond that, what is your background prior to Mondee?

Prasad Gundumogula, CEO of Mondee: 03:48

So, my background, I'm a technology person and technology entrepreneurs. So, I'm a serial entrepreneur, started the companies from the bootstrap and be able to exit very big organization. So all in technology evolved in different industries. And now you know, get into the travel back in 2008 and started Mondee in 2011. When we started Mondee in 2011, you know, everything, especially the travel is divided into the online travel. It's you know, the total market size is $2 trillion. Half of that is online travel. And the other half is offline, you know, affiliated assisted travel side of it. And online travel has been matured and there's a technology that has been disrupted there, you know, by the introduction of internet and all these new technologies and, you know, phases that came in. But on the offline, you know, assisted travel side of it, it's been working on 30 to 40 year-old systems and it's very underserved by the technology and you know, the business aspect. So, we brought in 2011 we saw that as an opportunity. We created a platform of sub segment of the $1 trillion market, the travel agency side of it, and the business was operating over the phone and many you know, manual around that time. And we've brought this technology platform that automated, you know, their current workflow, and be able to bring them a real time system through which that they transact as well as you know, bringing the new technology platforms such as FinTech, and, you know, MarTech and that in their in their lives.

Dan Dombroski, SPAC Alpha: 05:47

So, it sounds like the void that you were trying to fill was that automation aspect of it and bringing things more online, but what did you perceive particularly to be your specific edge?

Prasad Gundumogula, CEO of Mondee: 05:59

The specific edge is the content distribution, in the most efficient way. And two is, you know, bringing them to the up to speed in the current world. So, they did not have any ways that they can do a transaction using a new FinTech world. They're still working on the old you know, the processing of credit card transactions, believe it or not, even if you go online and see that you cannot make the payments through wallet, you know, in majority of systems. So, they are working on very accurate you know, systems and we brought them into their current workflows.

Dan Dombroski, SPAC Alpha: 06:41

A rare context to that, who are the market leaders at the time, both online and offline segments?

Prasad Gundumogula, CEO of Mondee: 06:48

Online is, you know, obviously, Expedia, or Priceline and you know, the supplier sites and all of that. But offline there is no real leader. It's very, you know, it’s fragmented. It's very disparate systems out there. So, there is no real leader that's where we see an opportunity to come and take that world and we started with the sub segment of that market, now we're opening to the whole market.

Dan Dombroski, SPAC Alpha: 07:15

So that is certainly a solid foundation for the history of the online travel and then why Mondee actually got started. So can you walk us to the present and in that 12 or 13 years going on now of what's the evolution of the industry, and then how has Mondee actually evolved with it?

Prasad Gundumogula, CEO of Mondee: 07:37

So, the evolution of the industry is that as I mentioned to you, you know, not only in travel, if you're talking about the entire, you know, the mobile and social, the gig economy, a lot of stuff happened in the last couple of years, right? And it’s going to happen. So, you know, when we started the business, and you know, we know that there's a sub segment of the market where that everything was happening offline, and we automated that whole function and to bring the tools, you know, that you know, improve their efficiency and on. Taking that as a base, now we are moving into the gig economy world, which we think is the right platform for us to pivot into and be able to bring the value and to fill the gaps in that area.

Dan Dombroski, SPAC Alpha: 08:31

Sure. And how much did the pandemic I guess, accelerate that and what does that look like now for travel conditions, both from domestic and international perspective?

Prasad Gundumogula, CEO of Mondee: 08:42

So, the pandemic has been obviously impacted, you know, and changed the entire dynamics of the market, right? It accelerated certain things and it, you know, retired certain other things and all of that. However, the recovery of the travel is happening very well. We are not at 2019 levels yet. That domestic travel has been recovered very well, and it's in the domestic flights and all at the 90% of 2019 but international, it's still 50%, as of today. And we are expecting that to be at 2019 levels in 2023. So, the market is recovering. However, the way that we are operating in the segments that we are operating, we have been growing much faster than what the market is recovering. So, our revenues have been tripled, close to tripled, in the first quarter of 2022 from 2021. And we are also our EBITDA positive with you know, the positive EBITDA in Q1 of 2022.

Orestes Fintiklis, CEO of ITHAX Acquisition Corp.: 09:59

I would add a point here because Mondee sells mostly outbound international travel. The results of Mondee Q1 that just came out is more of a proxy for the recovery of international travel. Right. Like you mentioned, everybody knows that domestic travel has already, you know, exceeded probably in some geographies, the COVID-19 levels, but the question what is happening with international travel. So we have for the first time now solid results for Mondee for the Q1 2022, which indicates that the cover of international travel has already commenced, you know, like Prasad said, 3 billion in revenues versus the same quarter in 2021, even though Q1 2022 included January and February, the impact of Omicron which you remember had a certain kind of chilling effect on the recovery of international travel.

Dan Dombroski, SPAC Alpha: 10:49

Certainly, want to dive into the financials, and especially with the Q1 release of last week, but to take a step back from that, I do want to dive into more of what Mondee actually looks like. So, can we dive into what the product segments look like? And then what is the platform, who your clients who are they? And if you could just give an overview and just really dive into what does Mondee look like today?

Prasad Gundumogula, CEO of Mondee: 11:14

So, when we started the Mondee and the last 10 to 20 years, right, we have evolved our solutions, our platform, and our customer base. It started with the travel agencies, as our customers, the primary customers, and started with air, as our primary thing. So, we created the technology platforms, and content, private content hub, a global content hub, in the air, in the travel affiliate model, travel affiliate market and we are provided the solutions to them. Then we evolved into you know more the user travel to a bit of close user groups and corporate travel and leisure travel in the corporate sector. And we evolved into various areas. So, from the technology side of it, we evolved from a you know, an efficient automated system, to a complete platform for the gig economy world. So that's the journey that we had. From the distribution side, from travel agencies, to all the different closed user groups, influencer network also evolved. And from the content side of it, from the air in North America to hotel and now we are focusing on all the segments of travel, and we evolved in those areas.

Orestes Fintiklis, CEO of ITHAX Acquisition Corp.: 12:43

In terms of products you ask the products, Mondee is a collection of brands right. We have more than 50,000 travel affiliates in the program. So, this was the main product of the company called TripPro, which is now evolving to capture the gig economy through a new version that is basically targeting not just the traditional travel agents but also gig economy workers and also influencers and other bookers of travel. The other product that we have is called TripPlanet, which is a subscription-based product targeting small and medium sized enterprises and also membership organizations. We have RocketTrip, would you say a product targeting large corporates, like Twitter, BMW, our customers. And then the last product which we are in the process of launching is called Unpub, and it’s a subscription-based product for the consumer directly. So, these are the four products that Mondee has.

Dan Dombroski, SPAC Alpha: 13:42

So, of those four product segments, where are you seeing the largest growth from?

Prasad Gundumogula, CEO of Mondee: 13:47

So, we are seeing historically TripPro segment is our biggest product and it is evolved to a gig economy world. So, it's going to continue to be the one of the big segments. However, TripPlanet you know, we introduced that in last summer. And by now we are more than, you know, we have access to more than 10 million users in a closed user setup. So that's evolving really fast. It's too early for us to say which one is our favorite. But everything has its own, you know, segment of the market and problems it is solving. So, TripPro, TripPlanet and as the market recovers we think RocketTrip is going to address a good problem in a good market space in the enterprise customer base in the corporate world. And those are our top three ones.

Orestes Fintiklis, CEO of ITHAX Acquisition Corp.: 14:53

I would add that in terms of nominal growth, right nominal dollars. Of course, TripPro is the you know, it does the most growth because it's already very big, it is the de facto operating system in the space. So, with small limited increments in market share in translates into very large dollar amounts are added to the bottom line. Right. But in terms of percentage growth, I mean TripPlanet went from zero to having access to more than 10 million users, right. So, percentage wise is always natural that a new product solving a new problem, and attacking a different segment of the market is going to have a higher kind of percentage wise growth.

Dan Dombroski, SPAC Alpha: 15:26

So, with that, I think it'd be helpful for viewers to get an understanding of exactly what demographic each one of those segments is targeting. You give a bit of an overview with TripPro, but I do want to differentiate between what you're tackling from each one.

Prasad Gundumogula, CEO of Mondee: 15:42

Yeah, sure. So instead of talking about it as a product, let's talk about that as a marketplace. So, we have a marketplace, a modern marketplace that we've built through a technology platform. And this marketplace, we are targeting two different customer segments through different products. But the underlying travel technology and the marketplace, it is all the same. Okay. So, the marketplace that we build connects that gig travelers, you know, it's such as the millennials and the generation Z, the travelers and taking care of their needs and the trends, emerging trends in the market and connecting them with the gig economy workers, such as part time workers or the home-based agents and you know, the influencers and local experts and all. And connecting them with the suppliers, you know, in the most efficient you know, closed user setup by streaming the perishable inventory in order to address that perishable inventory into the segments. So, we are connecting the travelers with the you know, the gig economy workers with the suppliers in our marketplace platform. And in this marketplace So, we have different customer segments. So, the travel affiliates and the gig economy travelers, this all comes under TripPro platform, and a closed user setup which can be a small to medium businesses it can be you know, a club member, it can be a, you know, a membership organization and all are managed through TripPlanet. And its subscribed travelers, you know, like our own club members have been managed to Unpub. So, you know, this is how the, you know, our solutions are being built and, you know, paved the way to, you know, offer different solutions to different customer segments.

Orestes Fintiklis, CEO of ITHAX Acquisition Corp.: 17:53

I would add that when initially when Mondee started right, it was initially targeting basically the baby boomers and the generations that were there in the 90s. Right, and we provided a technological solution to that issue at that point in time. Now, unlike many large travel companies that have not evolved, right, since the 90s. Mondee keeps evolving is technology its platforms and products, right. And why are we doing that because we are seeing a generational shift. Now the pace of that travel is not driven by the baby boomers is driven by the millennials, by the Gen Z generation, that have different ways of making consumer choices, right? These guys are is no longer about the internet, these guys are always connected on the on social media, they are looking for value, you know, in their acquisitions, so we are involved in our products and our technology to address the needs of our evolving customers. So, I think this is one of the unique features of Mondee as a company and that's why it has all these different products and that's why it keeps adding products because we are in a very dynamic world and the Travel Market is equally even more dynamic, you know, than the remaining economy so we have to stay ahead of the of the pace of evolution.

Dan Dombroski, SPAC Alpha: 19:11

And then you hear that a lot of companies are proud of their technology and their innovators and the market leaders within their segments. But what does that actually mean to you? Can you walk me through an actual workflow or what the consumer journey might look like, that is different from any one of the other competitors out there?

Prasad Gundumogula, CEO of Mondee: 19:32

Yeah. So, let's talk about any traveler today what they're doing. Okay. So, if you're making a trip, being a traveler, you have to go to some websites to look air content and buy airfare. Then go to TripAdvisor and look for hotel reviews. And then go to booking.com, I'm just giving an example right, and looking for a hotel booking. And you know, they look for on the internet and wherever it is cheap and they take it and then they go into you know trip planning, you know, go to Google or any other places and finding out you know what to do in the areas that they are going. Ao the whole curation of the content is being done by the traveler today. And they are they're going through different places to do that and yet not guaranteed that they get the best experience. So, the trends that are happening in the Generation Z and Millennials, they wanted the travel experience, they want a personalized experience. So, you know, what we are doing here is that we are creating a platform that not only provide them the products, all these different products in one place through our super app, but at the same time, we are connecting them to the right expert when they need it in a crowdsource environment. So, if they wanted to see they're traveling on a cruise or a backpacker and going on and they will connect them with the right you know, you know the local expert, or the service person and be able to create that tourist creating the content of what they needed through their crowdsource workers. And that's that makes a big difference in the model that we are talking about. So, it provides the best of both worlds, a self-service product, you know, where they can see everything in one place and connecting with the you know the right person who has the expertise of curating the content for them and that's the differentiator. And we are doing this through a technology platform, the latest and greatest technology platforms, such as the conversational commerce. People may not want to talk to anybody but they know they can converse, and they can complete the converse through the conversation on social commerce. So, we are bringing this conversational commerce, we bring the right FinTech tools and we bring this you know all these technologies that they get used to it in their lives today. And you know, we have been getting the travel side of it.

Orestes Fintiklis, CEO of ITHAX Acquisition Corp.: 22:09

What I would add is that from a thematic perspective, right, most of the marketplaces that you have out there, you know, the big online travel agents etc. There are two-dimensional platforms, they just connect the consumer with a supplier, which is the airline and the hotel, right. Mondee started from the early days when it was addressing the issues of travel agents, as if three-dimensional platform. So, there are three players in the system right. So, you have the original supplier, which the airline and hotel, you have the travel intermediary, and you have the consumer, right. So, this three-dimensional model and this three-dimensional technology, which is very much in line with basically the way that Uber works right. You know, you have the provider of the service, the rider, you have the passenger, you have the tech provider. So, it's a very similar ecosystem, which is actually evolving and addressing the needs of a world that need that are more complex than a simple itinerary, a simple two-dimensional itinerary that the traditional online travel agents provide. So I think this is kind of be one of the unique features of Mondee and to that you know, like Prasad said, we'll have the conversational commerce, but they all derive from the essence that you are talking about a three-dimensional, as opposed to a two-dimensional, platform.

Dan Dombroski, SPAC Alpha: 23:22

And for a viewer or an investor to get a firmer appreciation for what those key differentiators are, who is a good comparison for Mondee?

Prasad Gundumogula, CEO of Mondee: 23:34

So, we are evolving, we are moving into this gig economy. We have very limited competition there, and you know, and we are way ahead of the game in that world. So, we will be having, you know, some of our companies may have some competition from you know, wholesalers and you know the technology players there. But for the bigger picture and bigger in our macro level. We are like a company like Uber you know, who is disrupting the market and doesn't have any competition with the existing taxi driver, taxi things, or Airbnb with the hotels and also, we are in very different world of evolution.

Orestes Fintiklis, CEO of ITHAX Acquisition Corp.: 24:22

So, the answer is that there are some competitive elements of the business, for example, if you take the wholesaling business, there are still some of the old wholesalers are monitoring and acquiring 11 and 12. There are a few players out there but for the most part, they still transact on the phone or via email, they don't have any technology. So they are competing conceptually, but they are not competing in reality and that that is also reflected in the relative market share that Mondee has 10 times larger market share than the second and third, you know, combined. So, basically the answer is that we have competitors and certain aspects of the business, but nobody in travel is systematically with the content, technology and distribution that we have targeting the gig economy. So, in that way, in that in that sense, we do not have one large direct competitor.

Dan Dombroski, SPAC Alpha: 25:11

You just mentioned that Mondee is 10 times the closest second and third competitor combined for market share, can you give more context?

Prasad Gundumogula, CEO of Mondee: 25:23

It depends how you take it, right. The B2B side of it is very fragmented, and hence that when you take this fragmented market that next competitor as a whole, is very small compared with everything that they're doing, but if you take the sub segment of what we are doing, the players who are you know, much lower than the size, smaller than the size right, But in the overall aspects we are [inaudible].

Orestes Fintiklis, CEO of ITHAX Acquisition Corp.: 25:54

It depends how you define the market, the way we are defining the market, you know, to understand from the flight’s perspective, right, so in North America in 2019 there were 220 billion flights sold, right 70 billion of those 220 billion were sold discounted. So, if you define as that market as the discounted flights market, to be the market that we compete, we have about 5% of that market at the time and the second player combined had less than 1%. So, in that sense, we are you know, the biggest player in this segment. Now, like we said before, we are no longer just flights, now we have flights, hotels, car rentals, right. Now we are we are not just disrupting kind of sales to travel agents, but we are disrupting sales to you know, different cohorts of closed groups. That is why going back to the previous question, it is very difficult to define who the competitors of Mondee are, in the same way that when Uber started, it was very difficult to define, who are the competitors Uber, right. Was it the taxi drivers that were the competitors of Uber? So that's kind of where we are, a very highly disruptive and broad model, but importantly, a company with historical EBITDA and value, which is unique proposition right for the investor community, right. So, so that's kind of our message.

Dan Dombroski, SPAC Alpha: 27:13

I understand that context, but even with how are you defining the market share, where you have you've captured 5% and the second and third competitors are far behind that. That sounds like there's a lot of players in the space. So, with that, with so much competition, what do you perceive as the biggest barriers to replicating what your model is or vastly overtaking you in your in your market share?

Prasad Gundumogula, CEO of Mondee: 27:41

So, we have a three-part moat that we've built. Okay. One is the technology platform. We created this platform with the uniqueness of taking the best of both travel and technology revolutions into consideration. We invested more than $200 million in creating our platforms. And the second one is the distribution. So, getting hold of this distribution into different customer segments. And it just takes time and you know and requires you know, various value propositions and all to be taken. And then the third moat is the content. So, we created this global content hub you know, that creates this unique inventory or a private inventory that's been targeted to these closed user groups. And it takes, you know, years and years and decades and decades for our companies to build those connections with various suppliers. And that's the end of moat for us. So, combining, you know, technology, the distribution and the content creates a barrier to entry for us with others.

Orestes Fintiklis, CEO of ITHAX Acquisition Corp.: 29:01

To add to that as an investor, as a private equity investor in the space. So, say for example, someone says, okay, I'm going to recreate Mondee now, okay, first, you need to beat the tech. So, you have to put 200 million down, you know, over a period of years, over 11 years. Now, assuming you have the tech you have to have the discounted content from the airlines and the hotels. So, you go, you go to an airline and say give me this discounted content. You know, what the airline is going to say? What distribution do you have? So, if you have no distribution, why would I give you access to this kind of content? So, it's like the chicken and the egg and that is why it has been almost four decades that the new wholesaler of flight has been created. And even assuming that now you convince the airline for some reason to give you the content without having a distribution, then you have to go and build the distribution. Mondee took 11 years to go and build 50,000 travel affiliates. So, the bottom line is that theoretically, everything is replicable right? If you want you can replicate up right? It's just that the cost of replicating is much more and takes such a long period of time, than simply investing in Mondee at the pre-money valuation of $800 million. Which is an EBITDA of the multiple. So, from the perspective of an investor, the obvious choice is to invest or even or even a market player that wants to get into this segment of the market, one of the biggest [inaudible] etc. The obvious choice would be to either invest or acquire Mondee, even at the multiple of what we're bringing to market then go and replicate this very, very high three-layer barrier to entering this market.

Dan Dombroski, SPAC Alpha: 30:29

Right. So, it's a balance between the capital, the relationships and the content, all finding a happy medium. Outside of what you're doing, do you see any other participants in the marketplace that are kind of taking their unique brand disruption to the marketplace?

Prasad Gundumogula, CEO of Mondee: 30:50

Not that we know in our segment of the market, we are uniquely positioned and way ahead of the game as far as we know.

Orestes Fintiklis, CEO of ITHAX Acquisition Corp.: 31:00

And to go to this because like we discussed before, the main players in the sector in travel, right, they have a certain technology which is not geared to having three different dimensions, right. And they also have a different type of content, they have to publish content, you know, all the online travel agents in the direct sales channels of the airlines and hotels, they broadcast to the whole world the fully priced you know, like published rates, right, So it’s is a structural issue, it is very difficult for the incumbents to enter into this new space because they neither have the technology nor they have the relevant content, nor do they have the relevant distribution. Right. It's the descent back to the old world they set the published rate and then they have a very, you know, kind of simple technology that hasn’t evolved for almost 50 years now. So that's kind of the uniqueness of Mondee.

Dan Dombroski, SPAC Alpha: 31:54

You're staying on top of the evolution or everything, especially with rolling out the Unpub that is, I guess, being released right now. But are there any other trends that you're capitalizing going forward?

Prasad Gundumogula, CEO of Mondee: 32:06

So that trends, the macro trends are, everything is going gig, okay. So the change of the pace of travel is changing is really set by the Generation Z and you know the millennials. So, they are they are the ones who are looking for a different experience different travel requirement, that is on one side. The other macro trend which is happening is that now in the channels through which travel is happening. So travel affiliates are converting into, you know, in the gig economy workers or you know, and going part time going, you know, through the influencer network and so it's all evolving there. And then with the you know, coming to the even the businesses, it's more of work from home scenarios and the traveler to take their work and you know, and assisted travel to the you know, the travel enrichment day it operates around DevOps tools, there's a lot of trends that are happening. And in order to support these trends, the suppliers have to align, and they have to be directly connected. They're dynamically, you know, price and interchanged inventory, to be able to address their perishable inventory issues. So, all of these trends that are coming in and I think we our platform that we are working on gives the solution for each party, the right value proposition.

Orestes Fintiklis, CEO of ITHAX Acquisition Corp.: 33:49

I would add to that, that but we are seeing and this is a trend that has been exacerbated and accelerated by COVID, there is a structural change in the in the nature of the labor markets, right. So, what happened is that the pandemic gave the chance to people to work from home, right. So, once they tasted this freedom, very few people are willing to go back to a nine to five office job. I see that in our hotels, we own a bunch of hotels, it's extremely difficult to find employees, you know, to carry out the various tasks in our hotel. Precisely because now people with a certain level of sophistication, they can do the Ubering, they can do a bit of DoorDash, they can download TripPro and they can travel. So basically, this structural change in the labor market is powering this gig economy, which is the essence of the new tools that Mondee is launching into the market.

Dan Dombroski, SPAC Alpha: 34:41

Sure. And this is kind of the perfect segue into talking about how you're actually executing on everything. So, can we talk about the most recent filings that you came out with last week for Q1 results?

Prasad Gundumogula, CEO of Mondee: 34:55

Yeah, it's an it's an exciting for us the Q1 results were, you know, reviewed by our TOB auditors and we declared that last week. We have achieved a 3 times, tripled our revenues from quarter over quarter from 2021 to 2022. And we entered into a positive EBITDA in the first quarter, despite the Omicron and all of that stuff happened in January. And we are we are growing, we are growing month over month, which is a great sign and this all happened through organic growth. There’re no acquisitions, or inorganic stuff added into these results. Everything is organic from 2021 to 2022 comparison.

Orestes Fintiklis, CEO of ITHAX Acquisition Corp.: 35:49

I would highlight two or two elements. The first one is that the market did recover, but it didn't triple from Q1 21 to Q1 22. So, this this shows basically that Mondee is growing much faster than the market, right. Now, to me as a private equity professional, growth is great. But what is even more important is profitable growth. So, if you look at even some of the largest travel and travel management companies out there, in Q1 2022, they are still not EBITDA positive, and Mondee is, right. So, what these results highlight is profitable growth, which is what basically you know, after a few years of cheap money, easy money, [inaudible] etc. Now as we have seen the markets are adjusting and what they are looking for is actually profitable companies right? And Mondee, despite having in this Q1 January and February being impacted by Omicron, which is clearly a you know, an adverse effect, it was still positive EBITDA in 2022, the first quarter. So, we are offering to the market something very unique. We are offering a high growth, profitable story, right. And this is why Mondee is such an exciting story in travel tech.

Dan Dombroski, SPAC Alpha: 37:14

So, to what degree do you see this growth as being scalable?

Prasad Gundumogula, CEO of Mondee: 37:18

First of all, we're not even close to 2019 levels. And there's a huge growth that is coming from there, from the recovery of 2019 events in the next year or so. Then, we are moving ahead with this, you know gig economy world and there we are seeing all indications of growth, you know in the new sectors and new you know, travel and distribution channels. Then we are expanding from air, historically we are doing it on air. And now we are you know a portion of our business coming from hotels and now we are expanding into the other travel segments. And that's all coming and we are expanding. You know historically we are an 80% international travel player and the international sector is going to recover and we are going to be a significant part of that recovery. So, you know considering all of these aspects, so we are seeing next three, four years, we will be pretty busy and you know making these big transformations and increasing our market share.

Orestes Fintiklis, CEO of ITHAX Acquisition Corp.: 38:33

And I would add to that what Prasad just described is effectively just the organic growth. To that you need to add the second engine of the evolution of Mondee, which is effectively mergers and acquisitions. Right. And before we get into that, another point I would highlight here for everybody who has the expertise in travel. Most of the major travel companies out there they are making, if not all the vast majority of their profits and revenues on hotels and other content. Air has been one of the most difficult elements of the puzzle to crack. And very, very, very few companies in the evolution were able to scale profitably, primarily with air. So, Mondee has achieved that. And having achieved that in the most difficult piece of the puzzle to crack, now is very predictably disrupting the remaining spectrum which is adding hotel content, which is already done, adding car rentals, which we did, and then like Prasad said before, the vision is to become a super app and add all conceivable travel content to our platforms.

Dan Dombroski, SPAC Alpha: 39:43

Now looking at the M&A aspect of it, then what does the environment look like for being conducive to making those acquisitions and what will you be looking for going forward? And what kind of timeline are you looking at?

Prasad Gundumogula, CEO of Mondee: 39:57

That depends on the environment. So, you know, historically, you know, the second engine of growth for Mondee is through acquisitions. So, we have so far acquired 14 companies, integrated them successfully and [inaudible] through those acquisitions. Now looking into that, looking into the future, there are companies out there that we identified that fits into our reason and to complete our you know, accelerate our plans for the future. For the second engine of growth, we want to invest into those companies and bring the additional 200 million plus revenues and some high profits. The market is open and there is a need for those companies to be finding the new homes and to be able to more effectively add to their offer to the market.

Orestes Fintiklis, CEO of ITHAX Acquisition Corp.: 41:13

I would add to that, that this is the perfect timing because COVID is behind us, but the recovery has just started, right. So many small companies that either have content or distribution or certain types of [inaudible] that we're looking to develop they are still you know not 100% out of the woods right. So this is the perfect time to deploy capital for acquire smaller players at accretive EBITDA multiples, you know lower than what we're bringing Mondee on the to the to the public markets. Now these opportunities are going to be around forever, you know, they’re going to be around maybe for another one or two years. And that is why this is a perfect timing for Mondee to go public, raise additional money in addition to the PIPE we have raised, you know, in the SPAC, to basically deploy them to basically implement these are accretive M&A strategy.

Dan Dombroski, SPAC Alpha: 42:59

I mean, this is pretty incredible organic growth. And then you mentioned that in the tenure of Mondee, there's been 14 acquisitions. That doesn't come without risk, right? So, what do you maybe extrapolate going forward?

Prasad Gundumogula, CEO of Mondee: 43:15

Of course, I mean, there are always risks, micro, micro risks. COVID-19 was a risk. We have not fully out of the woods there. And any of these global events and boards and all of this that may create some risk. However, we are fully prepared to take any of those, the history has taught us so much, especially in the recent past, how that we navigate with the COVID-19 in different phases. It put us in the place where that we can we were able to handle any kind of risk and be able to achieve our targets, in a more sustainable way. So, in that aspect, so we are very lucky to have a sustainable value-based company to you know, to you know, manage in this environment.

Orestes Fintiklis, CEO of ITHAX Acquisition Corp.: 44:06

And to add to that, I mean, one of the things that I admire about Prasad and also one of the things that we have a very common way of looking at this world. Is that to us, every challenge is effectively an opportunity. Right? So whatever crisis comes, for example, COVID, like Prasad said was, you know, the worst in the eyes of most people. It was kind of a generational shock to the travel industry. What did Mondee do instead of just, you know, like, throwing more money on a soft marketing, you know, soft kind of market, or kind of crying about the you know, the disaster has bestowed the industry what did Mondee do? It did two things; it invested in the technology, and it used these two years to come out with new products that are catching everybody by surprise. And number two, we threw on our [inaudible] and we went and we bought seven companies. You know, another seven companies, so we basically increased by 30-40%, the size on Mondee. So, in a way you can argue that, you know, because of the way that it was managed, COVID was a blessing to Mondee. So, this is something that I think is it's important about the culture of an organization, right? These are things that are in the DNA of a company. And this is one of the many reasons that I'm so excited to be part of this story.

Dan Dombroski, SPAC Alpha: 45:24

And I guess to take more of a conceptual note. Orestes, we've seen a number of sponsors that have experienced success in other ventures, but then when they get more into the SPACs, it kind of fizzles out. And it's not that one just because you were you excel in one venture, doesn't necessarily translate into being a fantastic sponsor. So, with that, what do you see as the key differentiator that makes a really successful sponsor versus those that just don't quite make the cut?

Orestes Fintiklis, CEO of ITHAX Acquisition Corp.: 45:56

Yes. I think, I mean, for us, there are a number of unique features that differentiate us from most of the sponsors in the space. The first one is that I'm the founder of a private equity fund that only invests in travel and hospitality. Right. So, we venture into the space that we have deep expertise, right. So that's one big differentiating factor here. The second one is that, as you know, the SPAC it's just a tool, right? It's, it's like a fork, right? You can use it to eat or you can poke your eye, right. So, so for us, the SPAC product works at certain periods of the evolution of the market, in in certain circumstances. When the SPAC product was designed, you know, and it started working in the 90s, it was just a cash flow arbitrage, right? It was you're supposed to find a private company and a public company that basically are similar, but they have these dissimilar valuations because of what's happened dislocation in private and public markets and then take the private company public, right? In this context, if you think about it, in general technology or in energy, or any other space right, of the economy, public and private market valuations were the same, right? So, there was no role effectively for the SPAC product, apart from travel, because the pandemic caused this dislocation between private and public valuations. You could see the likes of you know, Expedia, booking, six, seven months into the pandemic, they were trading at historic highs, right, but their private counterparts, they were transacting at big discounts. So it is this dislocation that existed at this specific point in time that we sought to capitalize, and Mondee is precisely that, right. And then the third differentiating factor, I would say, is not only the chemistry between the sponsors and you know, and the management team, which may sound cliché, you know, chemistry whatever, but, but the reality is that in addition to the to these kinds of strong bond that we have forged the president the rest of the management team, we are actually contributing and assisting the management team in a specific strategy with very tangible connections, with very tangible contracts with very tangible relationships, which I feel that you know, just by being you know, together, Mondee is a more valuable company than what it was, you know, without this kind of nexus and the meeting of the minds that we had. So, I think these three features are making this really, really unique proposition and that is why I mean, as you have seen the financial players have singled us out as a unique story, a bright spot, there was an article. So I believe that we're doing something amazing here with Prasad and the team.

Prasad Gundumogula, CEO of Mondee: 48:44

And I want to add a few more things here are one more thing. So, the way the SPAC sponsors mentality is to identify the company's value, the companies at a very high price, and, you know, to satisfy the companies, very opportunistic. But Orestes, Dimitri and the team they have done a great job of evaluating the company with the right metrics to start with EBITDA in our valuation, and like a private equity, private transaction valuation methodology. So that way, you know, it doesn't change, it doesn't create hype in the market and when the market shift, it’s a problem. So, you know, they are they are pretty attached to the ground and they are looking for the right partners and the right valuation, and to bring the value from what they can bring it to the whole partnership, and to create a win-win deal for all the parties. So, I think in that aspect, they're very unique and their sponsorship and the SPAC that we are working here together.

Dan Dombroski, SPAC Alpha: 49:57

That it starts to directly touch on why investors should care or have as much excitement and as much passion for this transaction as you are. Can you maybe expand on that more?

Orestes Fintiklis, CEO of ITHAX Acquisition Corp.: 50:08

Yes, to me as a as a private equity professional and an investor exclusively in travel and hospitality. This is a unique opportunity for the investor community on a risk adjusted basis, to optimally take advantage of the recovery of travel by investing in Mondee. Why is that? Because first there is value. This is a company that has historical EBITDA, and which has already returned to positive EBITDA in Q1 2022, which is unique amongst even some of the largest travel or travel management companies out there. And to add to this element of value, the investment that is being done is at the valuation that was locked in the summer of 2021 before most of the travel recovery had occurred. So this is this is very unique from the perspective of value and profitability, which is what the market is currently looking in view of the current market conditions. In addition to that, an investor is not just capturing a value story here, but a very high growth story. Mondee has already become the market leader by disrupting a certain small segment of this one market with the sales of discounted flight to travel agents. It has done that profitably, it has grown 40% organically, 60% with M&A, but now very predictably, is expanding that disruption to capture almost the entire 1 trillion segment of the market by going beyond travel agencies to gig economy workers, to influencers to segments of corporate and to subscription products. And also, beyond flights, we already have hotels, we’re adding cruises, car rentals to basically disrupt the entire segment of this 1 trillion affiliated segment of the travel market.

Dan Dombroski, SPAC Alpha: 51:55

Now with that, I really do appreciate you guys taking the time to speak with me today.

Prasad Gundumogula, CEO of Mondee and Orestes Fintiklis, CEO of ITHAX Acquisition Corp.:

Thank you so much.

Forward Looking Statements

Certain statements in this Document may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination between ITHAX Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 366718 (“ITHAX”) and Mondee Holdings II, Inc., a Delaware corporation (“Mondee”), ITHAX’s and Mondee’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and the public company’s future financial performance following the transaction, as well as ITHAX’s and Mondee’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipates,” “approximately,” “believes,” “continues,” “could,” “estimates,” “expects,” “forecast,” “future, ” “intends,” “may,” “outlook,” “plans,” “potential,” “predicts,” “propose,” “should,” “seeks,” “will,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by both ITHAX and its management, and Mondee and its management, as the case may be, are inherently uncertain. Except as otherwise required by applicable law, ITHAX disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. ITHAX cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ITHAX. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; (2) the outcome of any legal proceedings that may be instituted against ITHAX, Mondee, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of ITHAX, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of ITHAX or Mondee as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the business combination; (10) the possibility that ITHAX, Mondee or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the combined company’s business and/or the ability of the parties to complete the proposed business combination; (12) Mondee’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (13) adverse changes in general market conditions for travel services, including the effects of macroeconomic conditions, terrorist attacks, natural disasters, health concerns, civil or political unrest or other events outside the control of the parties; (14) significant fluctuations in the combined company’s operating results and rates of growth; (15) dependency on the combined company’s relationships with travel agencies, travel management companies and other travel businesses and third parties; (16) payment-related risks; (17) the combined company’s failure to quickly identify and adapt to changing industry conditions, trends or technological developments; (18) unlawful or fraudulent activities in the combined company’s operations; (19) any significant IT systems-related failures, interruptions or security breaches or any undetected errors or design faults in IT systems of the combined company; (20) exchange rate fluctuations; and (21) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in ITHAX’s final prospectus relating to its initial public offering dated February 1, 2021 and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 relating to the business combination that ITHAX filed with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 16, 2022, and that Amendment No. 2 to Form S-4, filed with the SEC on May 20, 2022, which includes a prospectus/proxy statement of ITHAX. There may be additional risks that neither ITHAX nor Mondee presently know of or that ITHAX or Mondee currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Author and any of their affiliates, directors, officers and employees expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is being made, or to reflect the occurrence of unanticipated events.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, ITHAX filed a registration statement on Form S-4 with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 26, 2022, and that Amendment No. 2 to Form S-4, filed with the SEC on May 20, 2022, which includes a prospectus/proxy statement of ITHAX. ITHAX also plans to submit or file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of ITHAX. INVESTORS AND SHAREHOLDERS OF ITHAX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION, WHICH WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Mondee and ITHAX once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

ITHAX, Mondee, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ITHAX in connection with the proposed transaction. Information about the directors and executive officers of ITHAX is disclosed in ITHAX’s initial public offering prospectus, which was filed with the SEC on February 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information about the Business Combination and Where to Find It

Additional information about the proposed business combination, including a copy of the business combination agreement and investor presentation, was disclosed in a Current Report on Form 8-K that ITHAX filed with the SEC on December 20, 2021 and is available at www.sec.gov. In connection with the proposed business combination, ITHAX filed a registration statement on Form S-4 with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 26, 2022, and that Amendment No. 2 to Form S-4, filed with the SEC on May 20, 2022, which includes a prospectus/proxy statement of ITHAX. Additionally, ITHAX will file other relevant materials with the SEC in connection with the proposed business combination of ITHAX with Mondee. The materials to be filed by ITHAX with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of ITHAX are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.